FOR IMMEDIATE RELEASE      CONTACT:  Wendy Hall
March 19, 2002                       Halliburton, Public Relations
                                     (713) 676-5227
                                     wendy.hall@halliburton.com

                                     Cedric Burgher
                                     Halliburton, Investor Relations
                                     (713) 676-4608
                                     cedric.burgher@halliburton.com


           JOHN GIBSON NAMED PRESIDENT OF HALLIBURTON ENERGY SERVICES

DALLAS, Texas - Dave Lesar, chairman of the board, president and chief executive officer of Halliburton (NYSE: HAL), announces the appointment of John Gibson, 44, as president of the company's Halliburton Energy Services business unit.
     With more than 20 years experience in the energy services business and eight years with the Halliburton organization, Gibson succeeds Jody Powers, who has retired from the Company. Gibson has held numerous management positions with
Halliburton's   Landmark  Graphics  business  unit  including,   most  recently,
president and chief executive officer.
     "John's extensive experience in E&P technology and business development, along with his knowledge of the global marketplace provides him with a solid track record for this position," said Lesar. "I believe that John's leadership will add to Halliburton's vision of being a real-time knowledge company."
     In the role of president and CEO for Landmark Graphics, Gibson provided leadership for many of Landmark's strategic relationships with technology partners and has been instrumental in the identification and acquisition of essential technologies for rapidly deploying innovations and technology within the Landmark suite of services. Landmark Graphics is the leading supplier of software and services for the upstream oil and gas industry.
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     Prior to joining  Landmark  Graphics,  Gibson  worked at Chevron in various roles including the manager of geophysical and geological subsurface imaging for Chevron's Oil Field Research Company. His career in oil and gas began as an exploration geophysicist for Gulf Oil Company.
     Gibson is a member of the American Association of Petroleum Geologists, the Society of Exploration Geophysicists and the Geological Society of America. In addition, he is a member of the Board of Directors for Parker Drilling Company
(POSC) and serves on the Board of Trustees of the Houston Grand Opera. Halliburton Energy Services provides products, services, and integrated solutions for oil and gas exploration, development, and production. Capabilities range from initial evaluation of producing formations to drilling, completion, stimulation, and well maintenance - for a single well or an entire field. With more than 300 service centers in more than 90 countries, Halliburton possesses the global perspective that is increasingly important for energy exploration and production.
     Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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